(Translation)

File No. 82-34816

August 31, 2006

Name of Company: SEGA SAMMY HOLDINGS INC.

Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Issuance of Stock Options (Stock Acquisition Rights) to Employees, Etc.

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on August 31, 2006, adopted a resolution for the issuance of stock acquisition rights as stock options to an employee of the Company, pursuant to the provisions of Article 236, Article 238 and Article 239 of the Corporation Law of Japan, as described below:

Description

(1) Date of allotment of stock acquisition rights:

September 4, 2006

(2) Total number of stock acquisition rights to be issued:

100 rights

(3) Issue price of a stock acquisition right:

No cash payment shall be required for any stock acquisition right.

(4) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

10,000 shares of common stock of the Company (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

(5) Amount of property to be contributed upon exercise of stock acquisition rights:

Undecided

(6) Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

Undecided

(7) Exercise period of stock acquisition rights:

Within two years upon expiration of two years from the day immediately following the date of allotment of stock acquisition rights; provided, however, that if the last day of the said exercise period falls on a holiday of the Company, the last day shall be the immediately preceding business day.

(8) Terms and conditions of the exercise of stock acquisition rights:

(i) Any qualified allottee shall remain in office as director, corporate auditor, executive officer, advisor, counselor or employee of the Company or its subsidiaries when he/she exercises the stock acquisition rights, unless he/she leaves office pursuant to laws or ordinances or the articles of incorporation or corporate rules of the Company or its subsidiaries or as stipulated in items (ii) through (iv) below.

(ii) If any Executive Officer or employee of the Company who is a qualified allottee leaves office due to either of the events in (a) through (c) below, the qualified allottee may, notwithstanding item (i) above, exercise only the stock acquisition rights that remain unexercised then:

a. The qualified allottee leaves office due to retirement upon expiration of his/her term of office or for any other reason arising from any amendment to laws or ordinances;

b. The qualified allottee leaves office due to his/her mandatory retirement age, layoff due to business contraction or any other reason under the corporate rules, or due to a transfer to a subsidiary of the Company for any reason on the part of the Company; and

c. Immediately upon leaving office, the qualified allottee assumes office as Director, Corporate Auditor, Executive Officer, Advisor or Counselor of the Company or director, corporate auditor, executive officer, advisor, counselor or employee of any of its subsidiaries.

(iii) If any director, executive officer or employee of the Company's subsidiaries who is a qualified allottee leaves office due to either of the events in (a) through (c) below, the qualified allottee may, notwithstanding item (i) above, exercise only the stock acquisition rights that remain unexercised then:

a. The qualified allottee leaves office due to retirement upon expiration of his/her term of office or for any other reason arising from any amendment to laws or ordinances;

b. The qualified allottee leaves office due to his/her mandatory retirement age, layoff due to business contraction or any other reason under the corporate rules, or due to a transfer to the Company or any of its subsidiaries for any reason on the part of the Company or any of its subsidiaries; and

c. Immediately upon leaving office, the qualified allottee assumes office as director, corporate auditor, executive officer, advisor, counselor or employee of the Company or any of its subsidiaries.

(iv) If any qualified allottee dies, his/her stock acquisition rights that remain unexercised then may be succeeded to. His/her heir shall be entitled to exercise his/her stock acquisition rights, as stipulated in a "contract of allotting stock acquisition rights" to be entered into between the Company and such any qualified allottee.

(v) The stock acquisition rights shall not be offered as a pledge or otherwise disposed of.

(9) Matters concerning capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the stock acquisition rights:

(i) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital to be increased shall be a half of the upper limit thereon calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction of one yen rounded upward to the nearest one yen.

(ii) In the event that the Company issues shares upon exercise of the stock acquisition rights, the amount of capital reserve to be increased shall be an amount obtained by deducting the amount of capital to be increased as set forth in item (i) above from the upper limit on the capital to be increased as set forth in item (i) above.

(10) Qualified allottees of stock acquisition rights and the number thereof:

One (1) employee of the Company

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